 Exhibit 99.3
Consolidated Statements of Comprehensive Income (Loss)
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Revenues and Other Income
Operating revenues, net of royalties (note 3)	9 159	4 229	17 838	11 620
Other (loss) income (note 4)	(66)	16	(109)	381
	9 093	4 245	17 729	12 001
Expenses
Purchases of crude oil and products	3 247	1 419	5 830	4 599
Operating, selling and general(1)	2 720	2 129	5 620	5 065
Transportation and distribution(1)	350	356	731	723
Depreciation, depletion, amortization and impairment (note 10)	1 512	1 522	3 002	5 668
Exploration	12	25	20	164
Gain on disposal of assets	(8)	(1)	(16)	(5)
Financing expenses (income) (note 6)	172	(136)	340	1 206
	8 005	5 314	15 527	17 420
Earnings (Loss) before Income Taxes	1 088	(1 069)	2 202	(5 419)
Income Tax Expense (Recovery)
Current	228	(364)	512	(669)
Deferred	(8)	(91)	1	(611)
	220	(455)	513	(1 280)
Net Earnings (Loss)	868	(614)	1 689	(4 139)
Other Comprehensive (Loss) Income
Items That May be Subsequently Reclassified to Earnings:
Foreign currency translation adjustment	(55)	(109)	(96)	132
Items That Will Not be Reclassified to Earnings:
Actuarial gain (loss) on employee retirement benefit plans, net of income taxes (note 12)	2	(412)	658	(399)
Other Comprehensive (Loss) Income	(53)	(521)	562	(267)
Total Comprehensive Income (Loss)	815	(1 135)	2 251	(4 406)
Per Common Share (dollars) (note 7)
Net earnings (loss) – basic and diluted	0.58	(0.40)	1.12	(2.71)
Cash dividends	0.21	0.21	0.42	0.68

(1)
Prior period amounts have been reclassified to align with the current year presentation of transportation and distribution expense. For the three months and six months ended June 30, 2020, $27 million and $58 million, respectively, was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

See accompanying notes to the condensed interim consolidated financial statements.
2021 Second Quarter   Suncor Energy Inc.   49

Consolidated Balance Sheets
(unaudited)
($ millions)	June 30 2021	December 31 2020
Assets
Current assets
Cash and cash equivalents	2 035	1 885
Accounts receivable	4 350	3 157
Inventories	4 193	3 617
Income taxes receivable	176	727
Total current assets	10 754	9 386
Property, plant and equipment, net (note 10)	66 239	68 130
Exploration and evaluation	2 225	2 286
Other assets	1 267	1 277
Goodwill and other intangible assets	3 435	3 328
Deferred income taxes	177	209
Total assets	84 097	84 616
Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	2 603	3 566
Current portion of long-term debt (note 6)	598	1 413
Current portion of long-term lease liabilities	295	272
Accounts payable and accrued liabilities	6 032	4 684
Current portion of provisions	611	527
Income taxes payable	174	87
Total current liabilities	10 313	10 549
Long-term debt (note 6)	14 712	13 812
Long-term lease liabilities	2 508	2 636
Other long-term liabilities (note 12)	2 186	2 840
Provisions (note 11)	9 056	10 055
Deferred income taxes	9 113	8 967
Equity	36 209	35 757
Total liabilities and shareholders’ equity	84 097	84 616
See accompanying notes to the condensed interim consolidated financial statements.
50   2021 Second Quarter   Suncor Energy Inc.

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Operating Activities
Net Earnings (Loss)	868	(614)	1 689	(4 139)
Adjustments for:
Depreciation, depletion, amortization and impairment (note 10)	1 512	1 522	3 002	5 668
Deferred income tax (recovery) expense	(8)	(91)	1	(611)
Accretion (note 6)	77	69	151	138
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (note 6)	(174)	(499)	(370)	597
Change in fair value of financial instruments and trading inventory	(12)	27	(115)	152
Gain on disposal of assets	(8)	(1)	(16)	(5)
Share-based compensation	81	37	79	(289)
Exploration	—	10	—	80
Settlement of decommissioning and restoration liabilities	(43)	(38)	(113)	(144)
Other	69	66	164	42
Increase in non-cash working capital	(276)	(1 256)	(41)	(873)
Cash flow provided by (used in) operating activities	2 086	(768)	4 431	616
Investing Activities
Capital and exploration expenditures	(1 347)	(698)	(2 150)	(2 018)
Proceeds from disposal of assets	2	2	10	7
Other investments	(9)	(66)	(16)	(87)
Decrease (increase) in non-cash working capital	221	(364)	187	(544)
Cash flow used in investing activities	(1 133)	(1 126)	(1 969)	(2 642)
Financing Activities
Net increase (decrease) in short-term debt	365	(662)	(906)	724
Net increase (decrease) in long-term debt (note 6)	—	2 634	(1 050)	2 634
Issuance of long-term debt (note 6)	—	—	1 423	—
Lease liability payments	(80)	(89)	(168)	(171)
Issuance of common shares under share option plans	3	—	3	29
Repurchase of common shares (note 8)	(643)	—	(961)	(307)
Distributions relating to non-controlling interest	(3)	(3)	(5)	(5)
Dividends paid on common shares	(315)	(320)	(634)	(1 029)
Cash flow (used in) provided by financing activities	(673)	1 560	(2 298)	1 875
Increase (Decrease) in Cash and Cash Equivalents	280	(334)	164	(151)
Effect of foreign exchange on cash and cash equivalents	(7)	(46)	(14)	37
Cash and cash equivalents at beginning of period	1 762	2 226	1 885	1 960
Cash and Cash Equivalents at End of Period	2 035	1 846	2 035	1 846
Supplementary Cash Flow Information
Interest paid	353	361	492	508
Income taxes (received) paid	(230)	(173)	(82)	578
See accompanying notes to the condensed interim consolidated financial statements.
2021 Second Quarter   Suncor Energy Inc.   51

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2019	25 167	566	899	15 410	42 042	1 531 874
Net loss	—	—	—	(4 139)	(4 139)	—
Foreign currency translation adjustment	—	—	132	—	132	—
Actuarial loss on employee retirement benefit plans, net of income taxes of $124	—	—	—	(399)	(399)	—
Total comprehensive income (loss)	—	—	132	(4 538)	(4 406)	—
Issued under share option plans	36	(7)	—	—	29	804
Repurchase of common shares for cancellation (note 8)	(124)	—	—	(183)	(307)	(7 527)
Change in liability for share repurchase commitment	65	—	—	103	168	—
Share-based compensation	—	19	—	—	19	—
Dividends paid on common shares	—	—	—	(1 029)	(1 029)	—
At June 30, 2020	25 144	578	1 031	9 763	36 516	1 525 151
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	1 689	1 689	—
Foreign currency translation adjustment	—	—	(96)	—	(96)	—
Actuarial gain on employee retirement benefit plans, net of income taxes of $208 (note 12)	—	—	—	658	658	—
Total comprehensive (loss) income	—	—	(96)	2 347	2 251	—
Issued under share option plans	3	—	—	—	3	100
Repurchase of common shares for cancellation (note 8)	(576)	—	—	(385)	(961)	(34 989)
Change in liability for share repurchase commitment	(122)	—	—	(98)	(220)	—
Share-based compensation	—	13	—	—	13	—
Dividends paid on common shares	—	—	—	(634)	(634)	—
At June 30, 2021	24 449	604	781	10 375	36 209	1 490 262
See accompanying notes to the condensed interim consolidated financial statements.
52   2021 Second Quarter   Suncor Energy Inc.

Notes to the Consolidated Financial Statements
(unaudited)
1. Reporting Entity and Description of the Business
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. The company is focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands. In addition, the company explores for, acquires, develops, produces and markets crude oil in Canada and internationally; transports and refines crude oil; and markets petroleum and petrochemical products primarily in Canada. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power.
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. Basis of Preparation
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements of the company for the year ended December 31, 2020. Beginning in the first quarter of 2021, the company has revised the presentation of its expenses from “transportation” to “transportation and distribution” and reclassified certain operating, selling and general expenses to transportation and distribution to better reflect the nature of these expenses. There is no impact on net earnings (loss) and comparative periods have been restated to reflect this change.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s consolidated financial statements for the year ended December 31, 2020.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s consolidated financial statements for the year ended December 31, 2020.
On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have and may continue to have significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor’s financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management’s estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant notes to the company’s unaudited interim Consolidated Financial Statements for the three months and six months ended June 30, 2021.
The COVID-19 pandemic is an evolving situation that will continue to have widespread implications for our business environment, operations and financial condition. Management cannot reasonably estimate the length or severity of this pandemic, or the extent to which the disruption may materially impact our consolidated statements of comprehensive income (loss), consolidated balance sheets and consolidated statements of cash flows in fiscal 2021.
2021 Second Quarter   Suncor Energy Inc.   53

Notes to the Consolidated Financial Statements
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
3. Segmented Information
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.
Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and Other Income
Gross revenues	3 766	1 215	906	293	4 916	2 737	9	6	9 597	4 251
Intersegment revenues	870	437	—	—	22	22	(892)	(459)	—	—
Less: Royalties	(220)	(16)	(218)	(6)	—	—	—	—	(438)	(22)
Operating revenues, net of royalties	4 416	1 636	688	287	4 938	2 759	(883)	(453)	9 159	4 229
Other (loss) income	(79)	23	11	24	6	(26)	(4)	(5)	(66)	16
	4 337	1 659	699	311	4 944	2 733	(887)	(458)	9 093	4 245
Expenses
Purchases of crude oil and products	345	91	—	—	3 712	1 701	(810)	(373)	3 247	1 419
Operating, selling and general(1)	1 945	1 528	122	111	472	390	181	100	2 720	2 129
Transportation and distribution(1)	280	272	20	33	60	61	(10)	(10)	350	356
Depreciation, depletion, amortization and impairment	1 092	1 065	191	223	208	214	21	20	1 512	1 522
Exploration	3	1	9	24	—	—	—	—	12	25
Loss (gain) on disposal of assets	—	1	—	—	—	(1)	(8)	(1)	(8)	(1)
Financing expenses (income)	90	92	17	14	6	15	59	(257)	172	(136)
	3 755	3 050	359	405	4 458	2 380	(567)	(521)	8 005	5 314
Earnings (Loss) before Income Taxes	582	(1 391)	340	(94)	486	353	(320)	63	1 088	(1 069)
Income Tax Expense (Recovery)
Current	164	(314)	89	(19)	96	57	(121)	(88)	228	(364)
Deferred	(23)	(58)	1	(24)	15	27	(1)	(36)	(8)	(91)
	141	(372)	90	(43)	111	84	(122)	(124)	220	(455)
Net Earnings (Loss)	441	(1 019)	250	(51)	375	269	(198)	187	868	(614)
Capital and Exploration Expenditures	834	437	64	131	375	86	74	44	1 347	698

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the three months ended June 30, 2020, $27 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

54   2021 Second Quarter   Suncor Energy Inc.

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Revenues and Other Income
Gross revenues	7 061	3 542	1 496	832	9 906	7 300	15	15	18 478	11 689
Intersegment revenues	1 926	1 427	—	—	45	46	(1 971)	(1 473)	—	—
Less: Royalties	(378)	(41)	(262)	(28)	—	—	—	—	(640)	(69)
Operating revenues, net of royalties	8 609	4 928	1 234	804	9 951	7 346	(1 956)	(1 458)	17 838	11 620
Other (loss) income	(81)	271	10	57	(39)	60	1	(7)	(109)	381
	8 528	5 199	1 244	861	9 912	7 406	(1 955)	(1 465)	17 729	12 001
Expenses
Purchases of crude oil and products	595	498	—	—	6 987	5 659	(1 752)	(1 558)	5 830	4 599
Operating, selling and general(1)	3 918	3 780	232	244	951	870	519	171	5 620	5 065
Transportation and distribution(1)	556	561	72	56	123	128	(20)	(22)	731	723
Depreciation, depletion, amortization and impairment	2 250	4 130	293	1 051	417	446	42	41	3 002	5 668
Exploration	5	58	15	106	—	—	—	—	20	164
(Gain) loss on disposal of assets	—	—	—	—	(8)	(4)	(8)	(1)	(16)	(5)
Financing expenses	177	173	34	17	22	15	107	1 001	340	1 206
	7 501	9 200	646	1 474	8 492	7 114	(1 112)	(368)	15 527	17 420
Earnings (Loss) before Income Taxes	1 027	(4 001)	598	(613)	1 420	292	(843)	(1 097)	2 202	(5 419)
Income Tax Expense (Recovery)
Current	291	(527)	169	17	306	61	(254)	(220)	512	(669)
Deferred	(31)	(502)	16	(152)	32	17	(16)	26	1	(611)
	260	(1 029)	185	(135)	338	78	(270)	(194)	513	(1 280)
Net Earnings (Loss)	767	(2 972)	413	(478)	1 082	214	(573)	(903)	1 689	(4 139)
Capital and Exploration Expenditures	1 373	1 447	133	310	495	178	149	83	2 150	2 018

(1)
Prior period amounts of the Refining and Marketing segment have been reclassified to align with the current year presentation of transportation and distribution expense. For the six months ended June 30, 2020, $58 million was reclassified from operating, selling and general expense to transportation and distribution expense. This reclassification had no effect on net earnings (loss).

2021 Second Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended June 30	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	3 294	—	3 294	1 312	—	1 312
Bitumen	1 342	—	1 342	340	—	340
	4 636	—	4 636	1 652	—	1 652
Exploration and Production
Crude oil and natural gas liquids	518	387	905	160	132	292
Natural gas	—	1	1	—	1	1
	518	388	906	160	133	293
Refining and Marketing
Gasoline	2 260	—	2 260	1 132	—	1 132
Distillate	2 030	—	2 030	1 148	—	1 148
Other	648	—	648	479	—	479
	4 938	—	4 938	2 759	—	2 759
Corporate and Eliminations
	(883)	—	(883)	(453)	—	(453)
Total Revenue from Contracts with Customers	9 209	388	9 597	4 118	133	4 251
Six months ended June 30	2021			2020
($ millions)	North America	International	Total	North America	International	Total
Oil Sands
Synthetic crude oil and diesel	6 641	—	6 641	4 091	—	4 091
Bitumen	2 346	—	2 346	878	—	878
	8 987	—	8 987	4 969	—	4 969
Exploration and Production
Crude oil and natural gas liquids	904	589	1 493	479	351	830
Natural gas	—	3	3	—	2	2
	904	592	1 496	479	353	832
Refining and Marketing
Gasoline	4 311	—	4 311	3 026	—	3 026
Distillate	4 317	—	4 317	3 264	—	3 264
Other	1 323	—	1 323	1 056	—	1 056
	9 951	—	9 951	7 346	—	7 346
Corporate and Eliminations
	(1 956)	—	(1 956)	(1 458)	—	(1 458)
Total Revenue from Contracts with Customers	17 886	592	18 478	11 336	353	11 689
56   2021 Second Quarter   Suncor Energy Inc.

4. Other (Loss) Income
Other (loss) income consists of the following:
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Energy trading activities
(Losses) gains recognized in earnings	(2)	(69)	9	167
Gains (losses) on inventory valuation	20	87	(1)	(10)
Short-term commodity risk management	(104)	(86)	(170)	99
Investment and interest income	23	13	46	49
Insurance proceeds(1)	—	49	—	49
Other	(3)	22	7	27
	(66)	16	(109)	381

(1)
Three months and six months ended June 30, 2020, include insurance proceeds for the outage at MacKay River within the Oil Sands segment.

5. Share-Based Compensation
The following table summarizes the share-based compensation expense (recovery) for all plans recorded within operating, selling and general expense:
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Equity-settled plans	4	6	13	19
Cash-settled plans	80	31	182	(69)
	84	37	195	(50)
6. Financing Expenses
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Interest on debt	216	225	426	441
Interest on lease liabilities	41	42	82	84
Capitalized interest	(37)	(27)	(68)	(65)
Interest expense	220	240	440	460
Interest on partnership liability	13	13	26	26
Interest on pension and other post-retirement benefits	14	13	29	27
Accretion	77	69	151	138
Foreign exchange (gain) loss on U.S. dollar denominated debt	(174)	(499)	(370)	597
Operational foreign exchange and other	22	28	64	(42)
	172	(136)	340	1 206
In the second quarter of 2021, the company reduced the size of each tranche of its syndicated credit facilities by US$500 million and $500 million to US$2.0 billion and $3.0 billion, respectively, and extended the maturity from April 2022 and April 2023 to June 2024 and June 2025, respectively.
2021 Second Quarter   Suncor Energy Inc.   57

Notes to the Consolidated Financial Statements
On March 4, 2021, the company issued US$750 million of senior unsecured notes maturing on March 4, 2051. The notes have a coupon of 3.75% and were priced at US$99.518 per US$100 principal amount for an effective yield of 3.777%. The company also issued $500 million of senior unsecured Series 8 medium-term notes on March 4, 2021, maturing on March 4, 2051. The notes have a coupon of 3.95% and were priced at $98.546 per $100 principal amount for an effective yield of 4.034%. Interest on the 3.75% and 3.95% notes is paid semi-annually.
During the first quarter of 2021, the company completed an early redemption of its $750 million senior unsecured Series 5 medium-term notes with a coupon of 3.10%, originally scheduled to mature on November 26, 2021, for $770 million, including $8 million of accrued interest, resulting in a debt extinguishment loss of  $12 million ($9 million after-tax).
The company also completed an early redemption of its US$220 million (book value of  $278 million) senior unsecured notes with a coupon of 9.40%, originally scheduled to mature on September 1, 2021, for US$230 million ($290 million), including US$2 million ($2 million) of accrued interest, resulting in a debt extinguishment loss of  $10 million ($8 million after-tax).
Effective March 5, 2021, the company terminated $2.8 billion of bilateral credit facilities as these credit facilities were no longer required. The terminated credit facilities had a two-year term and were entered into in March and April of 2020 to ensure access to adequate financial resources in connection with the COVID-19 pandemic should they have been required.
7. Earnings (Loss) per Common Share
	Three months ended June 30		Six months ended June 30
($ millions)	2021	2020	2021	2020
Net earnings (loss)	868	(614)	1 689	(4 139)
(millions of common shares)
Weighted average number of common shares	1 502	1 525	1 512	1 527
Dilutive securities:
Effect of share options	1	—	1	—
Weighted average number of diluted common shares	1 503	1 525	1 513	1 527
(dollars per common share)
Basic and diluted earnings (loss) per share	0.58	(0.40)	1.12	(2.71)
8. Normal Course Issuer Bid
During the first quarter of 2021, the company announced its intention to commence a new Normal Course Issuer Bid (the 2021 NCIB) to repurchase common shares through the facilities of the Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2021 NCIB, the company may repurchase for cancellation up to 44,000,000 common shares between February 8, 2021, and February 7, 2022. For the three months ended June 30, 2021, the company repurchased 22.9 million common shares under the 2021 NCIB at an average price of  $28.05 per share, for a total repurchase cost of  $643 million. For the six months ended June 30, 2021, the company repurchased 35.0 million common shares under the 2021 NCIB at an average price of  $27.47 per share, for a total repurchase cost of  $961 million.
Subsequent to the second quarter of 2021, Suncor received approval from the TSX to amend the 2021 NCIB effective as of the close of markets on July 30, 2021, to purchase common shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The amended notice provides that Suncor may increase the maximum number of common shares that may be repurchased under the 2021, NCIB from February 8, 2021, and ending February 7, 2022, from 44,000,000 common shares, or approximately 2.9% of Suncor’s issued and outstanding common shares as at January 31, 2021, to 76,250,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2021. No other terms of the NCIB have been amended.
58   2021 Second Quarter   Suncor Energy Inc.

The following table summarizes the share repurchase activities during the period:
	Three months ended June 30		Six months ended June 30
($ millions, except as noted)	2021	2020	2021	2020
Share repurchase activities (thousands of common shares)
Shares repurchased	22 934	—	34 989	7 527
Amounts charged to:
Share capital	377	—	576	124
Retained earnings	266	—	385	183
Share repurchase cost	643	—	961	307
Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	June 30 2021	December 31 2020
Amounts charged to:
Share capital	122	—
Retained earnings	98	—
Liability for share purchase commitment	220	—
9. Financial Instruments
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, short-term commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2020	(121)
Cash settlements – paid during the year	279
Changes in fair value recognized in earnings during the year	(161)
Fair value outstanding at June 30, 2021	(3)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
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Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

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Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

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Notes to the Consolidated Financial Statements
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Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at June 30, 2021, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at June 30, 2021:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	77	76	—	153
Accounts payable	(116)	(40)	—	(156)
	(39)	36	—	(3)
During the second quarter of 2021, there were no transfers between Level 1 and Level 2 fair value measurements.
A substantial portion of the company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor’s customers are large and established downstream companies with investment grade credit ratings.
Non-Derivative Financial Instruments
At June 30, 2021, the carrying value of fixed-term debt accounted for under amortized cost was $15.3 billion (December 31, 2020 – $15.2 billion) and the fair value was $18.7 billion (December 31, 2020 – $18.8 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
10. Asset Impairment
Oil Sands
During the first quarter of 2020, the company recorded an impairment of  $1.38 billion (net of taxes of  $0.44 billion) on its share of the Fort Hills assets in the Oil Sands segment.
No indicators of impairment or reversals of impairment were identified at June 30, 2021.
Exploration and Production
White Rose assets:
During the first quarter of 2020, the company recorded an impairment of  $137 million (net of taxes of  $45 million) on its share of the White Rose assets in the Exploration and Production segment.
In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed another impairment test of the White Rose cash-generating unit (CGU). An after-tax impairment charge of  $423 million (net of taxes of  $136 million) was recognized and the White Rose CGU was fully impaired at December 31, 2020.
No indicators of impairment reversal were identified at June 30, 2021.
Terra Nova assets:
During the first quarter of 2020, the company recorded an impairment of  $285 million (net of taxes of  $93 million) on its share of the Terra Nova assets in the Exploration and Production segment.
No indicators of impairment or reversals of impairment were identified at June 30, 2021.
11. Provisions
Suncor’s decommissioning and restoration provision decreased by $1.0 billion for the six months ended June 30, 2021. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 3.60% (December 31, 2020 – 3.10%).
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12. Pensions and Other Post-Retirement Benefits
For the six months ended June 30, 2021, the actuarial gain on employee retirement benefit plans was $658 million (net of taxes of  $208 million) mainly due to an increase in the discount rate to 3.20% (December 31, 2020 – 2.50%).
13. Subsequent Event
Subsequent to June 30, 2021, the agreement for the sale of Suncor’s 26.69% working interest in the Golden Eagle Area Development was approved by the purchaser’s shareholders with financing conditions met. The effective date of the sale is January 1, 2021 for gross proceeds of US$325 million and contingent consideration up to US$50 million before closing adjustments and other closing costs and is expected to close in the third quarter of 2021.
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